UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. __)



                             SNB Bancshares, Inc.
                              (Name of Issuer)

                      Common Stock, $1.00 Par Value
                      (Title of Class of Securities)

                                784605 99 1
                              (CUSIP Number)

                               Robert F. Dow
                         2800 One Atlantic Center
                        1201 West Peachtree Street
                        Atlanta, Georgia 30309-3450
                              (404) 873-8706
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

              9/30/94, 3/20/95, 4/12/95, 3/12/96 and 6/1/96
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) X

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP Number 784605 99 1


1       Name of Reporting Person  S.S. or I.R.S.
        Identification No. of Above Person

        Robert T. Mullis          ###-##-####


2       Check the Appropriate Box if a Member of a Group

        (a)

        (b)

3       SEC Use Only


4       Source of Funds

                  PF

5       Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(E)

6       Citizenship or Place of Organization

                                   Georgia

7       Sole Voting Power
                                 93,340(a)

8       Shared Voting Power
                                 14,338(b)

9       Sole Dispositive Power
                                 93,340(a)

10      Shared Dispositive Power
                                 14,338(b)

11      Aggregate Amount Beneficially Owned by Each
        Reporting Person
                             107,678(a) & (b)

12      Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
                               7.9%(a) & (b)

14      Type of Reporting Person
                                    IN


(a) Includes 28,800 shares which are subject to outstanding warrants exercisable by Mr. Mullis. All share figures have been restated to reflect a 0.2-for-one stock dividend payable on March 20, 1995, and a two-for-one stock split in the form of a stock dividend payable to stockholders of record as of June 1, 1996.

(b) Includes 4,058 shares held jointly with Michael C. Griffin. Also includes 10,280 shares owned by Mr. Griffin for which Mr. Mullis holds a power of attorney. Mr. Mullis disclaims beneficial ownership of such shares. All share figures have been restated to reflect a 0.2-for-one stock dividend payable on March 20, 1995, and a two-for-one stock split in the form of a stock dividend payable to stockholders of record as of June 1, 1996.

                 SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

          This statement relates to the Common Stock, $1.00 par value, of SNB Bancshares, Inc. (the "Company"). The principal executive offices of the Company are located at 700 Walnut
Street, P.O. Box 4748, Macon, Georgia  31208.

ITEM 2.  IDENTITY AND BACKGROUND.

(a), (b) and (f)    The reporting person is Robert T. Mullis, a
Georgia citizen.  His address is P.O. Box 6292, Macon, Georgia
31208.

(c)  Mr. Mullis is the President of Melrose Holdings,
Incorporated, a Georgia corporation that operates contracting entities. The principal business address of Melrose Holdings, Incorporated is 3854 Melrose Street, Macon, Georgia 31204.

(d)  None.

(e)  None.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          In September 1994, the Company became a reporting company under Sec. 15 of the Securities Exchange Act. At that time, Mr. Mullis beneficially owned approximately 8.0% of the outstanding shares of Common Stock of the Company.

          The Company declared a 0.2-for-one stock dividend ("Stock Dividend") payable on March 20, 1995 to stockholders of record as of February 28, 1995, and a two-for-one stock split in the form of a stock dividend payable to stockholders of record as of June 1, 1996 ("Stock Split"). Mr. Mullis received a total of 5,153 shares as a result of the Stock Dividend and 34,299 shares as a result of the Stock Split. In addition, Mr. Mullis' warrants to purchase an aggregate of 12,000 shares were adjusted in connection with the Stock Dividend and the Stock Split such that Mr. Mullis now has warrants to purchase 28,800 shares.

          On April 12, 1995, Mr. Mullis obtained a Power of Attorney pursuant to which Mr. Mullis has voting and dispositive power over 10,280 shares owned by Michael C. Griffin. On March 12, 1996, Mr. Mullis purchased 1,000 shares from Mr. Griffin at a price of $10.75 per share. (All such numbers of shares are adjusted to reflect the Stock Split).

ITEM 4.  PURPOSE OF TRANSACTION.

          The shares of Common Stock were purchased for investment purposes. Mr. Mullis has no plans or proposals which relate to or would result in any of the occurrences listed in
Item 4 of Schedule 13D.


ITEM 5  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)    See Items 7, 8, 9, 10, 11 and 13 of cover pages.

(c)   See Item 3 above.   On March 12, 1996, Mr. Mullis
      purchased 1,000 shares (as adjusted for the Stock Split) from Michael C. Griffin in Macon, Georgia at a price of $10.75 per share (as adjusted for the Stock Split).

(d)   None.

(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On April 12, 1995, Mr. Mullis obtained a Power of Attorney from Michael C. Griffin, whereby Mr. Mullis has voting and dispositive power over 10,280 shares (as adjusted for the Stock Split) owned by Mr. Griffin. See Exhibit (a) attached hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           1.  Power of Attorney dated April 12, 1995.

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Robert T. Mullis                    June 4, 1996
_____________________                   ___________________
Robert T. Mullis                        Date